SUB-ITEM 77(C)
                      MATTERS SUBMITTED TO SHAREHOLDER VOTE


         Rydex Capital Partners I, LLC ("Rydex"), the Registrant's initial shareholder, approved the following by unanimous consent on or about March 25, 2003:

(1) The Investment Advisory Agreement between the between the Registrant and Rydex, the Registrant's investment adviser; and (2) Michael P. Byrum, John Demaret, Werner E. Keller and Tomas F, Lyndon as the Registrant's Trustees.